September 8, 2006

September 8, 2006
Cecelia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-5546
Dear Ms. Blye:
On behalf of Canadian Imperial Bank of Commerce (“CIBC”), a foreign banking organization and financial holding company organized in Canada, I am writing to respond to your letter of August 24, 2006 addressed to Gerald T. McCaughey, President and CEO of CIBC, in which you request additional follow-up information relating to my letter to you dated August 14, 2006. In your letter, you request the information set forth below.
1.	Please expand your qualitative materiality analysis to address specifically whether the governments of Cuba and Iran, or entities controlled by these governments, participate directly or indirectly in your trade finance or other transactions with Cuba and Iran. If these governments or entities controlled by them participate in the transactions, please discuss the nature and extent of their involvement. Address specifically the possibility that your involvement in transactions that may result in the provision of funds to the governments of countries identified as terrorist-sponsoring states may negatively impact your reputation and share value.
As noted in our response of August 14th, CIBC complies with applicable U.S. and Canadian law regarding the imposition of economic sanctions on particular countries and entities including the Canadian Foreign Extraterritorial Measures Act, the Canadian Anti-Boycott Policy and applicable parts of the regulations promulgated by the U.S. Office of Foreign Assets Control, the U.S. Bureau of Industry and Security and Foreign Affairs and International Trade Canada.
CIBC’s dealings with Cuban and Iranian entities or transactions involving these countries are not material to CIBC’s business generally, either individually or in the aggregate. As noted in our prior letter, through its non-U.S. offices and affiliates, CIBC does very limited business involving Iran and Cuba. CIBC’s principal business exposure to these countries is with respect to trade finance of non-U.S., non-Iranian, and non-Cuban customers who do business with entities located in those countries, and with respect to CIBC’s non-U.S. correspondent banking business unit which maintains accounts for Cuban or Iranian financial institutions.
You have asked whether the governments of Cuba and Iran, or entities controlled by these governments, participate directly or indirectly in CIBC’s trade finance or other transactions with Cuba and Iran. Given the nature of the Iranian and Cuban economies, many companies in Cuba and Iran are effectively state-controlled. However, CIBC does not generally deal directly with the governments of these countries.

September 8, 2006

The only direct contact with the governments of Cuba and Iran is very limited. [
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CIBC’s principal exposure to these governments is through non-U.S., non-Iranian, and non-Cuban clients’ contacts with companies that may be considered controlled by these governments and through its contacts with Iranian and Cuban banks financing these transactions that may be considered controlled by these governments. [
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Although these companies and banks could be considered controlled by the Iranian or Cuban government, CIBC believes that these indirect dealings with the governments of Iran and Cuba are not material. As discussed in our prior letter, the quantity of such business is very small. In addition, CIBC reviews and monitors such transactions not only for sanctions compliance but also for terrorist financing. [
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CIBC does not believe the size and types of business conducted with entities, which may be considered controlled by the Iranian and Cuban governments, pose a material risk of furthering the sponsoring of terrorism through the governments of those countries.
For the foregoing reasons, CIBC does not believe from either a qualitative or quantitative perspective that its direct or indirect dealings with the governments of Cuba or Iran or entities controlled by those governments, are material. However, CIBC continually evaluates the legal and reputational risk associated with doing business directly and indirectly with entities located in Iran and Cuba and the materiality of that business. Should this business ever become material, CIBC would provide additional disclosure regarding such business.
Very truly yours,

K. Thomas Ko
Executive Director & Senior Counsel